CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

November 1, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief – Legal

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Filed September 15, 2011

Form 10-Q/A for the Quarterly Period Ended June 30, 2011

Filed September 16, 2011

File No. 001-08696

Post-Effective Amendment to Form S-8 Filed September 15, 2011

File No. 333-176389

Gentlemen and Ladies:

We are in receipt of your correspondence dated September 27, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  This letter includes responsive comments to your letter.  The responses contained herein correspond in Part and Number to the comments in your letter of September 27, 2011.  The page numbers reflect the page numbers in the PDF copies filed simultaneously herewith.

General

1.

We reissue prior comment 1 in part.  As previously requested, please confirm that in future periods, you will consider any untimely or missing filings on Form 8-K when evaluating the effectiveness of your disclosure controls and procedures, and acknowledge your understanding that untimely filings may impact your eligibility to use Form S-3. See General Instruction I.A.3(b) of Form S-3.

Response:

The Company confirms that in future periods it will consider any untimely or missing filing on Form 8-K when it evaluates the effectiveness of its disclosure controls and procedures, and acknowledges that untimely filings may impact its eligibility to use Form S-3.

3355 W. Alabama St. Suite 1150

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Form 10-K/A for the Fiscal Year Ended July 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 34

2.

We note your response to prior comment 3. We note that indicators of net reporting did exist, but those indicators were not sufficient to overcome the stronger indicators that revenues should be reported gross. You indicate that customers looked to GEOMC for fulfillment of orders in making shipping arrangements and to resolve shipment damage or non-delivery. However, responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment. Refer to ASC 605-45-45-4. It appears that the end-customer believed they were buying from CTTC, and your customer was the end-customer not the supplier. Please explain why the customer would not believe that CTTC was the primary obligor (i.e., marketing and terms of the sales contract). As such, consider revising to report the gross amount of revenue from sales of inventory shipped directly from the manufacturer in Korea. Tell us the amount of revenue historically reported on a net basis and the amount of gross sales and cost of sales in each of the periods presented

Response:

During the period under review, the Company was in the process of developing a new business model involving a new technology in its portfolio, the pain therapy medical device now known as Calmare, and it took the Company some time to fully establish its best practices for this.  When the Company first entered into its representation agreement with the inventor of the Calmare medical device in 2007, it did not intend to become the distributor of the device.  The Company's intent at that time was to follow its long-standing business practice of locating a customer to bring the product to market for its client, the inventor, and to act as the intermediary between the two entities.  However, that is not the direction the Company ultimately followed and it took a bit of trial and error to determine the best practices to implement that fundamental change.  Thus, up until the end of its fiscal year ended July 31, 2010, and into the next fiscal quarter, the Company did operate more as an agent with its licensed manufacturer, GEOMC, and end users than is its current practice.

During the period under review, the Company negotiated agreements with customers which focused on ease of purchasing the devices from the manufacturer, GEOMC.

At the time these agreements were entered into, the device had an Italian patent in the name of the inventor, with U.S. and PCT applications still in the works.  The device had European Union approval (CE Mark) for sales into the international market.  The CE Mark was issued in 2008 and was issued to GEOMC Co. Ltd., and not Competitive Technologies.  This offers further evidence that Competitive Technologies did not initially intend to be the primary obligor in these transactions, but rather to act as the agent between distributors and GEOMC, the licensed manufacturer.  It was only after it had negotiated a number of international distribution

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agreements that the Company applied for and received its 501(k) clearance for sales from the US FDA.

The agreements made it clear that all sales to distributors were final.  There were not provisions for return of products, except for manufacturers defects which, in accordance with the language in the agreements "must be returned to the Manufacturer, with any such return being subject to the terms of the applicable product warranty."

Competitive Technologies believes that in the transactions during this period involving sales to international distributors shipped from GEOMC in S. Korea, GEOMC had the greatest exposure, should a customer ultimately not pay.  In accordance with its agreement with GEOMC at the time, Competitive Technologies collected payments from customers and CTTC paid GEOMC only after receiving the funds owed.  Should a customer have failed to pay, GEOMC -- which had already incurred the expenses of manufacturing devices and maintaining an inventory on hand to cover sales -- had greater exposure to loss.

In fiscal 2010, the Company reported total revenue from sales of 126 medical devices as $1,853,000.  Of that, sales of 57 devices were reported gross, with revenue at $1,214,000 and cost of sales at $516,000.  The other 69 devices were reported net with revenue of $639,000.

Had the Company reported all sales in FY 2010 with gross revenue, the overall revenue number for the 126 units would have been $2,838,000 with a cost of product sales of $1,130,000.

Concentration of Revenues, page 36

3.

We note your responses to prior comment 4 from our letter dated August 23, 2011, prior comments 6 and 7 from our letter dated May 25, 2011, and prior comment 11 from our letter dated February 2, 2011. You have not provided sufficient evidence that the revenue recognition criteria were met at the time the devices were sold to LEG in the third and fourth quarter of fiscal 2010. Specifically, you have been unable to provide sufficient evidence to support that there was a customary business practice of using email correspondence as persuasive evidence of an arrangement and a customary business practice of using extended payment terms and successfully collecting under those original terms without making concessions. As such, unless you can provide such evidence, revise to recognize the related revenue as the payments from LEG were either due or collected, as appropriate.

Response:

The use of international distributors was a relatively new practice for the Company and it took some time to develop the best practices we now have in place.  During the time period in question (fiscal year ended July 31, 2010), the CEO was involved directly with principals at the LEG distributor.  They spoke and emailed regularly, negotiating agreements and amendments to those agreements via email as well.  This is commonly done in international business where

3355 W. Alabama St. Suite 1150

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parties are not always able to meet in person and want to conclude negotiations more quickly than courier/express delivery service sometimes allows.

When developing new business models, some flexibility is needed to develop relationships and to learn what works.  Email correspondence was used to place orders, provide invoices, and arrange shipments and payments with several customers and distributors, including LEG.  The Company's practice of using email correspondence to communicate and affirm its arrangements was customarily used during the period of the report in question with all international distributors, and continues to be used.  The Company also has evidence that communicating and developing an order process with shipping and payment procedures outlined via email was used to successfully obtain payment, with out concessions, from it customers, including the first order it received form LEG, which was paid in full prior to any new order being negotiated.

With new technologies and businesses, companies cannot always rely on "customary business practices."  Competitive Technologies has, in the past six to nine months, been able to develop more standardized sales and payment arrangements with both international and US customers.  However that follows greater acceptance of the new technology (through published clinical studies by US researchers, assignment of a CPT III code by the AMA, and sales to US government entities) than was the case during the Company's fiscal year 2010.

The Company believes it has sufficient evidence of an agreement in place with LEG for the shipment and payment for the 100 devices that were sold to LEG in the 2010 fiscal year ended July 31, 2010, at a fixed price that did not include an option for returning the devices.  Those devices were shipped and in the customer's control at July 31, 2010, and the Company was convinced that collectability was reasonably assured, based on its prior collection experience with LEG as well as its CEO's strong relationship and continuous contact with the principals at LEG.

At July 31, 2010, LEG had the 100 devices in its control.  The first payment of approximately $400,000 was due at that time; additional payments totaling $1.6 million were due by the end of October 2010.  During the months leading up to and immediately following the end of the 2010 fiscal year on July 31, 2010, Competitive Technologies was in the midst of (1) having its stock delisted from the NYSE Amex, (2) removing its Chairman, President and CEO for cause and (3) reorganizing its senior management.  All of these factors led to delays in these payments.  Ultimately, the Company collected just over $900,000 of the $2.0 million owed.  The remainder was written off as a bad debt during the transition period ended December 31, 2010.

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

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Fax (800) 836-0714

CUTLER LAW GROUP

Exhibits and Financial Statement Schedules, page 70

4.

We note that you have an effective registration statement on Form S-8 that incorporates by reference from your annual report. You have not, however, included a written consent from your independent auditors as an exhibit to your annual report. Please file the written consent as an exhibit to an amended Form 10-K. See Item 601(b)(23)(ii) of Regulation S-K.

Response:

Although the referenced document was accurate at the time filed and included the requested consent (which simply did not reflect the signatures as you requested in your comments), we are nevertheless again filing the Form S-8 with a new written consent from the auditors.

Form 10-Q/A for the Quarterly Period Ended June 30, 2011

Financial Information

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Note 1. Basis of Presentation, page 9

5.

We note your responses to prior comment 8 and prior comment 14 from our letter dated May 25, 2011. As previously requested, please provide the specific information about your customer, LEI, that you considered in determining that the arrangement met the collectability criterion for revenue recognition purposes and how you assessed the collectability of the related receivable. As part of your response, address how you were “assured of the financial ability of LEI.”

Response:

When the Company cancelled its distribution agreement with LEG, the principals at LEI unwound their joint venture with LEG as well and bought them out.  In this process, Competitive Technologies worked very closely with trusted individuals in Italy to examine both LEG and LEI closely and evaluate their financial status.  The newly reconstituted LEI was fully owned by Hospital Consulting ("HC"), an Italian firm with nearly three decades of experience in the Italian healthcare market.  Competitive Technologies used its trusted business associates who were present in Italy and who had prior business dealings with the principals at HC to examine and confirm its solid financial status.  Based on these assessments, Competitive Technologies moved ahead with a new distribution agreement to sell its Calmare medical devices to LEI.  Those sales met the collectability criterion for revenue recognition since, based on its due diligence efforts prior to signing the new agreement, the Company had great confidence in the collectability of the associated receivable.  That confidence has been borne out, since a majority of the amounts billed have in fact been received by the end of the quarter ended June 30, 2011.

At June 30, 2011, over 90% of the receivable was collected from LEI.  The remaining $80,000 was – per our agreement with LEI – pending our action regarding four previously shipped

3355 W. Alabama St. Suite 1150

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devices which were found to be defective and had been returned for replacement under the Company's warranty program.  The action needed has taken longer than anticipated but is in the works.  Today the receivable is at $40,000 and it awaits LEI's receipt of two devices, which have been shipped.  .

Post-Effective Amendment No. 1 to Form S-8 Filed September 15, 2011

6.

This post-effective amendment does not include a written consent from your independent auditors. Please file the written consent as an exhibit to an amended Form S-8. See Item 601(b)(23)(i) of Regulation S-K.

Response:

We do not consider this to be a post-effective amendment but rather a correction which reflected the signatures you requested in your comment.  Nevertheless, as reflected in our response to comment 4 we are filing again the S-8 Registration Statement with an updated auditor's consent.

7.

You did not incorporate by reference from your amended annual report on Form 10-K that was filed on September 15, 2011 immediately before this post-effective amendment to your registration statement on Form S-8. Please ensure that your amended Form S-8 incorporates all required filings by reference. See Item 3 of Form S-8.

Response:

As referenced in our response to comment 4, the incorporation by reference was accurate at the time of the original filing of the S-8, and the document filed was only intended to respond to your request for corrected signatures.  Nevertheless, as referenced above, we are filing again the S-8 Registration Statement with a new consent, and will confirm that all appropriate filings are incorporated by reference.

* * *

Thank you for your time and attention to this matter.  Please do not hesitate to contact us should you need anything further.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

Cutler Law Group

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714